CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

August 2, 2013

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

VIA EDGAR AND BY HAND DELIVERY

Mr. Patrick Gilmore, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail stop 4561

Washington, D.C. 20549

Re:	Yahoo! Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 000-28018

Dear Mr. Gilmore:

We received your letter dated July 1, 2013 (the “Letter”) setting forth additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934 (the “Exchange Act”). Our responses to your comments are set forth below. For the convenience of the Staff, the comments from the Letter are restated in italics prior to our responses.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 42

1.	In your response to prior comment 2 you indicate that you believe that disclosure of the ex-TAC revenues metric is more useful to investors, and takes the place of separately quantifying the amount or percentage of display and search revenues attributable to arrangements with Affiliates. While your disclosure quantifies the amount of TAC, your disclosure does not provide a point of reference as to how much of the revenues earned are attributable to the Affiliate arrangements to which the TAC relates. Your added Form 10-Q disclosure indicates differing margins, yet your disclosure does not clearly discuss and analyze the impact of the relative proportion of revenues earned from Yahoo! Properties and Affiliates. Please describe for us the reasons why you believe this metric is more useful considering that it does not clearly explain differences in profitability of revenues earned on Yahoo! Properties compared to Affiliates.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

We note the Staff’s comments and supplementally advise the Staff of the following:

As we indicated in our prior response to comment 2, we considered the guidance provided in Part III.B of SEC Release 33-8350. Specifically, Part III.B of the Release states that “companies should consider whether the disclosure of all key variables and other factors that management uses to manage the business would be material to investors, and therefore required.”

In our Annual Report on Form 10-K for the year ended December 31, 2012, we added a lead-in section to our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) under the caption “Key Financial Metrics.” This disclosure is also included in our quarterly periodic reports. The disclosure identifies the key financial metrics that we use in the management of our core business. Specifically, this section includes a presentation of revenue, revenue less TAC, income from operations, adjusted EBITDA, net income attributable to Yahoo! Inc., net cash provided by operating activities and free cash flow. We added this information because we believe it identifies for investors the key metrics management considers most critical to evaluating and managing our business.

The principal reason we believe that the key metrics, including revenue ex-TAC, are more useful to investors than a break out of revenue and profitability for Yahoo! Properties and Affiliate sites is that these key metrics are the measures we use to manage our business. We do not, as noted in our response letter dated May 23, 2013 and in our response to Comment No. 2 below, consider revenue or operating margins broken out for Yahoo! Properties versus Affiliate sites a key metric for managing our business. This is because TAC only applies to our Affiliate sites and while margins for revenues on Affiliate sites are lower because of TAC, we do not generally evaluate our Affiliate business on the basis of its margins. Instead, we view the Affiliate sites as an important means of increasing volume, relevance and liquidity in our entire network, which we believe contributes to growing our Yahoo! Properties business and total consolidated revenue. We do not believe that the break out of the revenue between Yahoo! Properties and Affiliate sites and the margin differences are critical to the short or long-term analysis of our business. Instead, we are focused on our efforts to sustain and grow our combined Yahoo! Properties and Affiliate sites revenue after TAC. We disclose total revenue ex-TAC on an ongoing and comparative basis and believe that this disclosure is more meaningful than any discussion of the impact of the relative contribution to revenue or margins of Yahoo! Properties versus Affiliate sites. Consistent with the guidance provided in Part III.B of SEC Release 33-8350, our MD&A emphasizes material information that is required or that we believe promotes a better understanding of our business and de-emphasizes information that is not required or that we believe does not promote a better understanding of our business.

With regard to profitability of revenue or margins, we do state in our MD&A that our margins on revenue from advertising on Yahoo! Properties is higher than our margins from revenue on Affiliate sites, as we pay TAC to our Affiliates. We also note (please see our response to Comment No. 2 below) that while our internal reports to select senior management do, in some instances, include a break out of revenue earned from Affiliate sites, they do not report operating margins for Yahoo! Properties or Affiliate sites. Instead, the reports specify the amount of TAC incurred.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

For the reasons stated above, we believe our existing disclosures address the key metrics used to manage our business and which are most useful and material to investors. However, in light of the Staff’s comments, we will in future filings commencing with our Annual Report on Form 10-K for the year ended December 31, 2013, separately quantify the amount or percentage of our aggregate revenue for Yahoo! Properties and Affiliate sites. With respect to operating margins we will, consistent with our disclosures in our Report on Form 10-Q for the quarter ended March 31, 2013, continue to comment generally about the comparative trends in margins associated with Yahoo! Properties as compared to Affiliate sites.

2.	We note your response to prior comment 2 that you do not separately report operating margins on revenues earned through Yahoo! Properties or Affiliates internally, nor do you use such metrics as performance indicators. Your disclosure on page 33 of your March 31, 2013 Form 10-Q indicates that margins on revenue from Yahoo! Properties advertising is higher than margins on revenue from display and search advertising on Affiliate sites. Please describe for us the financial information you internally generate related to revenues earned from Affiliates, including any specific margin metrics.

We note the Staff’s comments and supplementally advise the Staff of the following:

We reviewed reports regularly provided to our senior management concerning revenue earned from Affiliate sites. The reports to select senior management do, in some instances, include a break out of revenue earned from Affiliate sites. None of the reports, however, report operating margins for Yahoo! Properties or Affiliate sites. Instead, the reports specify the amount of TAC incurred.

3.	In your response to prior comment 2 you indicate that you do not believe there are any current trends in the proportion of revenues earned on Yahoo! Properties compared to Affiliates that are material and warrant discussion in your MD&A. Your response also highlights disclosure in your March 31, 2013 Form 10-Q indicating increases in Affiliate revenue in the Americas and a higher mix of Affiliate traffic decreasing search Price-per-Click. Please tell us the amount of revenues earned on Yahoo! Properties compared to Affiliates, separating by search and display revenues, for each the quarters in 2012 and the quarter ended March 31, 2013.

We note the Staff’s comments and supplementally advise the Staff of the following:

We are providing in the tables below revenue earned on Yahoo! Properties and Affiliates, separated by search and display revenue, for each of the quarters in 2012 and the quarter ended March 31, 2013.

In addition, we are providing in a further table below the consolidated search and display revenue that supports the statements we made in our March 31, 2013 Form 10-Q. For display revenue, we noted a decline year over year which was partially offset by an increase in Affiliate revenue in the Americas region. For search revenue, we noted a decline in Price-per-Click which was due to a higher mix of lower monetizing Affiliate traffic.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

Revenue earned on Yahoo! Properties was as follows (in millions, except for percentages):

	Q1 2012			Q2 2012			Q3 2012			Q4 2012			Q1 2013
Search	$	***		$	***		$	***		$	***		$	***
Display	$	***		$	***		$	***		$	***		$	***
Total Yahoo! Properties Revenue	$	***		$	***		$	***		$	***		$	***
Percent of Total Search and Display Revenue		***	%		***	%		***	%		***	%		***	%

Revenue earned from Affiliate sites was as follows (in millions, except for percentages):

	Q1 2012			Q2 2012			Q3 2012			Q4 2012			Q1 2013
Search	$	***		$	***		$	***		$	***		$	***
Display	$	***		$	***		$	***		$	***		$	***
Total Affiliate site Revenue	$	***		$	***		$	***		$	***		$	***
Percent of Total Search and Display Revenue		***	%		***	%		***	%		***	%		***	%

Total search and display revenue was as follows (in millions):

	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013
Total Search	$470	$461	$473	$482	$425
Total Display	$511	$535	$506	$591	$455

We believe the above information confirms our view that there are not current trends in the proportion of our revenue earned on Yahoo! Properties as compared to Affiliates that are material and warrant discussion in our MD&A. We reconfirm to the Staff that we will consider adding discussion in future filings if material trends in these revenues or their relative proportions develop. Further, as stated in our response to Comment No. 1, we will in future filings separately quantify the amount or percentage of our aggregate revenue attributable to our Yahoo! Properties and Affiliate sites.

***	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Concentration of Risk, page 70

4.	We note your response to prior comment 4 that in your December 31, 2013 Form 10-K you will disclose, if circumstances have not changed and, if still more than 10 percent, the percentage of your revenues attributable to the Search Agreement with Microsoft. Please tell us the amount of revenue earned under the Search Agreement for the year ended December 31, 2012 and the quarter ended March 31, 2013.

We note the Staff’s comments and supplementally advise the Staff of the following:

The amount of revenue earned under the Search Agreement for the year ended December 31, 2012 and the quarter ended March 31, 2013 was $*** or *** percent of total revenue and $*** or *** percent of total revenue, respectively.

We reconfirm to the Staff that we will, in our Form 10-K for the year ending December 31, 2013, add language to our financial statement footnotes to disclose the percentage of our revenues attributable to our Search Agreement with Microsoft if the amount of such revenues in 2013 is more than 10% of our total revenues.

***	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted,

Yahoo! Inc.

/s/ KEN GOLDMAN
By:	Ken Goldman
Title:	Chief Financial Officer

cc:	Joyce Sweeney, Staff Accountant
Marissa A. Mayer, Chief Executive Officer
Aman S. Kothari, Senior Vice President, Global Controller
and Chief Accounting Officer
Ronald S. Bell, General Counsel and Secretary
Stephanie I. Splane, Senior Vice President, Corporate Legal Affairs,
Deputy General Counsel
Robert Plesnarski, O’Melveny & Myers LLP